

CORRECTED
August 8, 2014

<u>Via E-mail</u>
Donald Nicholson
Chief Executive Officer
First Liberty Power Corp.
7251 West Lake Mead Blvd, Suite 300
Las Vegas, NV 89128

> **Re:** **First Liberty Power Corp.**
> **Amendment No. 1 to Preliminary Information Statement on Schedule 14C**
> **Filed August 7, 2014**
> **File No. 000-52928**

Dear Mr. Nicholson:

We have reviewed your response dated August 6, 2014 and the above-referenced filing, and have the following comments.

<u>Amendment to the Company's Articles of Incorporation, page 5</u>

1.   We acknowledge the disclosure revised in response to prior comment 1. Please further enhance your disclosure to describe the effect of such transactions on the rights of your existing shareholder, in particular with respect to dilution. Also, please specify, as applicable for each transaction described and to the extent determinable, the expected use of net proceeds. We refer you to Item 11(c) and (d) of Schedule 14A.

2.   It appears that your shareholders will not have a separate opportunity to approve the acquisition of controlling interests in the three LLC companies described in your July 21, 2014 press release. Please be advised that pursuant to Note A to Schedule 14A, which applies to you per Item 1 of Schedule 14C, the information statement must provide all of the information regarding the proposed acquisitions required pursuant to Item 14 of Schedule 14A. We refer you to Item 14(a) of Schedule 14A. Please revise your information statement accordingly.

3.   We note you have not filed a Form 8-K related to either the acquisition of controlling interest in the LLC companies or for the equity financing from Group8 Mining Innovations. Please tell us whether you have entered into definitive agreements for these transactions. We refer you to Item 1.01 of Form 8-K.

If you have questions or comments please contact Luna Bloom, Staff Attorney, at (202) 551-3194, or in her absence, the undersigned at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng
   By Mark P. Shuman

Maryse Mills-Apenteng
Special Counsel